Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

The following is a transcript of the “H.J. Heinz Company and Kraft Foods Group, Inc. Merger Call – Investor Call” hosted by Kraft Foods Group, Inc. and H.J. Heinz Company on March 25, 2015 at 8:30 a.m:

Corrected Transcript

25-Mar-2015

Kraft Foods Group, Inc. (KRFT)

H.J. Heinz Company and Kraft Foods Group, Inc. Merger Call - Investor Call

Total Pages: 23
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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

CORPORATE PARTICIPANTS

Christopher M. Jakubik	Bernardo Vieira Hees
Vice President-Investor Relations	Chief Executive Officer, H.J. Heinz Co.

Alex Behring da Costa	Paulo Luiz Araújo Basílio
Chairman, H.J. Heinz Co.	Chief Financial Officer, H.J. Heinz Co.

John T. Cahill
Chairman & Chief Executive Officer

OTHER PARTICIPANTS

Andrew Lazar	Eric Richard Katzman
Barclays Capital, Inc.	Deutsche Bank Securities, Inc.

Kenneth B. Goldman	Robert B. Moskow
JPMorgan Securities LLC	Credit Suisse Securities (USA) LLC (Broker)

Bryan Spillane	Alexia Jane Howard
Bank of America Merrill Lynch	Sanford C. Bernstein & Co. LLC

David S. Palmer	David Cristopher Driscoll
RBC Capital Markets LLC	Citigroup Global Markets, Inc. (Broker)

Jason M. English
Goldman Sachs & Co.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen. And welcome to Kraft Heinz merger announcement conference call. At this time, all participants are in a listen-only mode. Later, we will conduct the question-and-answer session, and instructions will follow at that time. [Operator Instructions] As a reminder, this conference is being recorded.

I would now like to introduce your host for today’s conference, Mr. Chris Jakubik, Vice President, Investor Relations. Sir, you may begin.

Christopher M. Jakubik

Vice President-Investor Relations

Good morning and thank you for joining today’s conference call. This is truly an exciting moment for Kraft Foods and Heinz, for our shareholders, our employees, our customers, the communities we serve, and the loyal consumers of our brands around the world.

Today’s speakers are John Cahill, Chairman and CEO of Kraft Foods; Alexandre Behring, Chairman of the Board of H.J. Heinz and the Managing Partner of 3G Capital; and Bernardo Hees, CEO of Heinz. We also have with us James Kehoe, CFO of Kraft Foods and Paulo Basílio, CFO of Heinz. The team will be available to answer questions during the Q&A portion of today’s call.

Before we begin today, I would like to remind everyone that this conference call and presentation includes forward-looking statements, which are subject to various risks set forth in the press release that we issued this morning. A live broadcast of this call may be accessed through each company’s respective Investor Relations website and a recording will be available for replay.

So, with that, I’ll turn the call over to Alex.

Alex Behring da Costa

Chairman, H.J. Heinz Co.

Thank you, Chris. And good morning, everyone.

I’m excited to be here with John to announce this monumental transaction. This morning, we announced that Kraft Foods and H.J. Heinz have entered into a definitive agreement to bring together two of the most iconic food companies in the world, creating a new global powerhouse in the food and beverage sector. The new company will be called the Kraft Heinz Company.

From day one, it was clear to me that John and I shared the same vision for this combined company. I’m very excited to partner with John and the rest of the Kraft management team in this new and exciting chapter for Kraft and Heinz.

Before we dive into today’s presentation, let’s take a brieflook at these two companies and their portfolios of iconic brands. Kraft Foods is the fourth largest food and beverage company in North America with $18 billion in sales. Kraft’s brands are among the most iconic in the industry, enjoying unparalleled recognition with consumers both domestically and abroad.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

In the U.S., Kraft’s brands boast 98% penetration of North American households and they are the number one or number two leader in each of the company’s 17 core categories. Outside of North America, the Kraft brand enjoys 80%-plus awareness in 14 key international markets, including the United Kingdom, Mexico, China and Brazil.

Heinz is a global leader in the food industry with more than $10 billion in sales. As you know, Heinz is the undisputed number one player in the ketchup category and its brands hold the number one or number two market share in their respective categories in over 50 countries.

With the transformational changes enacted over the past two years, Heinz is now the most profitable company in the food industry. We are very excited to share with you today our vision for a transformative combination of these two great companies creating a new global food and beverage powerhouse, the Kraft Heinz Company.

On slide 5, let me begin by explaining to you why we are so excited about this transaction. Combining our two businesses will create the third largest food and beverage company in North America and the fifth largest food and beverage company in the world. The company will enjoy significantly enhanced scale in its key North American market, not only at retail but also in the food service channel.

In addition, this combination will generate substantial synergies, which we currently expect to be about $1.5 billion, as well as many revenue expansion opportunities both domestically and abroad. Heinz currently benefits from a truly global platform, which we will leverage to expand the reach of Kraft’s brands to consumers across the globe.

Berkshire Hathaway and 3G Capital will continue to be major shareholders of the combined company. Both shareholders have a proven track record of building and expanding iconic consumer brands, and this partnership will greatly benefit Kraft Heinz.

Finally, given the size of the combined entity, we believe it is essential for the company to be well capitalized and enjoy dependable and economical access to the debt capital markets. That’s why we are committed to an investment grade rating expected at closing and for the long term.

And with that, I’ll turn it over to John to give an overview of the transaction. John.

John T. Cahill

Chairman & Chief Executive Officer

Thank you, Alex, and good morning, everyone.

First, I’d like to discuss how much our thinking is aligned with Heinz, its board and its management when it comes to our views on the industry and how to succeed in this environment. As you’ll hear more about today, Alex and I have very similar views in terms of the need to move quickly, reinvest savings in brand building and make innovation a priority. We view this as a partnership and we’re excited about what we can achieve together.

The terms of the transaction shown here have been approved by the Board of Directors of each company. For every share of Kraft that they own today, shareholders of Kraft Foods will receive one share of the Kraft Heinz Company, as well as onetime cash payment of $16.50 per share. We will detail in the course of this presentation why this is such a compelling proposition for the shareholders of Kraft. First, Kraft shareholders will receive a substantial up-front cash payment, as I mentioned $16.50 which represents 27% of Kraft’s closing price as of March 24.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Kraft shareholders will also participate in the substantial upside of the combination by continuing to own 49% of the combined entity. As indicated at the bottom of the slide, the shares in the new company are expected to have greater earnings per share and stronger earnings and growth than Kraft on its own. We believe that a strong dividend per share policy should continue to be a part of the Kraft story. This is why the combined company intends to maintain its current dividend per share and expects to continue to increase it over time.

Alex?

Alex Behring da Costa

Chairman, H.J. Heinz Co.

Thank you, John.

Let me walk through the key highlights of the transaction, starting with the transaction consideration. Current Kraft shareholders will continue to own 49% of the combined company with Heinz shareholders owning the remaining 51%. Onetime cash payment of $16.50 to current Kraft shareholders or $10 billion in aggregate will be funded by an equity injection of $10 billion made by current Heinz shareholders, Berkshire Hathaway and 3G Capital.

As we mentioned on the previous slides, we’re committed to a sustainable investment-grade rating at closing and for the long term. We will, therefore, refinance approximately $9.5 billion of Heinz’s existing secured debt with new investment-grade debt at transaction close. We also plan to refinance Heinz’s existing preferred equity once it becomes callable in June 2016, replacing it with new investment-grade debt and saving between $450 million and $500 million in annualized cash.

Next, we believe that this transaction will deliver meaningful value creation for all shareholders through cost and revenue synergies and working capital improvements. First, on the cost side, we are confident that we can achieve $1.5 billion of annual run rate cost savings. Next, we also see significant opportunities for revenue synergies by leveraging Heinz’s existing international go-to-market infrastructure to capitalize on the high international awareness of the Kraft brand.

Finally, we will maximize free cash flow productivity through meaningful working capital improvements. We believe that the proven track record of the team behind Heinz speaks for itself.

As stated before, we recognize that Kraft’s existing dividend per share policy is extremely important to current Kraft shareholders. Therefore, the combined company will maintain a dividend per share, which is expected to increase over time. In terms of timing, we currently expect the transaction to close during the second half of 2015 subject to all customary and regulatory approvals.

Let me introduce you to the leadership of the new company. Bernardo Hees, current CEO of Heinz will be appointed CEO of the Kraft Heinz Company. The rest of the new executive team will be identified during the transition and will be announced during the transition period but no later than transaction closing.

The board of directors will consist of five members appointed by the current Kraft Board and six current members of the Heinz Board. I will lead the board as Chairman at the Kraft Heinz Company. John will become Vice Chairman and Chair of a newly-formed Operations and Strategy Committee of the Board of Directors.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

With respect to location, the Kraft Heinz Company will be co-headquartered in Pittsburgh and the Chicago area. As always, the company will be committed to supporting local charities and community relationships in both of these cities.

Before we continue, I would like to reiterate our strong commitment to a sustainable investment grade rating for the long term. An iconic global company such as Kraft Heinz deserves an investment grade rating and we will always maintain policies in line with an investment grade capital structure. Let me be more specific about some of the commitments that we will make to that end.

First, we intend to refinance almost all of Heinz’s secured high-yield debt at transaction close. Only $2.2 billion of second lien notes will stay in place until it’s economical to refinance them with investment grade debt. Furthermore, in order to quickly reduce our annual cash payments, we will call the existing Heinz preferred equity as soon as possible in June 2016 using new investment grade debt, saving $450 million to $500 million in the process.

Consistent with our commitment to investment grade, our focus will be on reducing leverage as quickly as possible through both debt pay down and EBITDA growth. To quickly reduce leverage, we are committed to paying down $2 billion of debt within the first two years after close. At the same time, $1.5 billion of cost savings will generate rapid EBITDA growth that will also help our de-levering story. Our objective is to reduce net leverage to below three times in the medium term. While we will maintain Kraft’s existing dividend per share policy, we will not conduct share repurchases for at least two years following transaction close.

Let me also spend a moment talking about the deep partnership between Berkshire Hathaway and 3G Capital. This partnership has been a key driving factor in Heinz’s enormous success to-date and will be a key driving factor in the success of the Kraft Heinz Company. Berkshire is a name that needs no introduction. As you know, we and our partners at 3G are leading shareholders in several global and iconic consumer companies: Burger King, now Restaurant Brands International; Heinz; and AB InBev. In all of these cases, we have taken a long-term approach to investing and are committed to building strong and enduring global consumer brands.

We’ve worked closely with the team at Heinz over the past two years to truly transform every aspect of the business. Berkshire shares our vision, and we intend to bring the same proven playbook to the new Kraft Heinz Company to maximize long-term value for all of its shareholders.

And with that, I will turn it over to John to give an overview of Kraft Foods.

John T. Cahill

Chairman & Chief Executive Officer

Thank you, Alex.

Most of you on the call are certainly already familiar with Kraft. But I’d like to review what makes this such a great company. First, Kraft benefits from near-total penetration in the North American market. Indeed Kraft brands hold the number one or number two position in every one of its 17 core categories, representing approximately 80% of total company sales. This is because Kraft holds a stable of large iconic brands with seven brands with retail sales of at least $1 billion. Kraft’s brands are not just large or prominent, they are truly category defining as across its categories, Kraft averages greater than two times the share of the nearest branded competitor.

The one truly unappreciated fact about Kraft Foods that will be brought to light as a result of this combination is that Kraft brands have a truly international reach. In 14 key international markets, including the UK, Mexico,

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

China and Brazil, the Kraft brand enjoys greater than 80% brand awareness. We’ll touch more on this untapped opportunity in a bit. And what you’re likely more familiar with is Kraft’s unmatched portfolio of North American brands. That portfolio is both broad and deep with top-tier offerings across a variety of large and stable categories.

Our brands require no introduction. The average household has at least 10 of them at any one time. In fact, every year the average household spends over $100 on over 40 purchases of Kraft products. We’ve built this unmatched brand equity up over a century of doing business. And we’re proud of what we’ve been able to accomplish.

In addition, consumers and customers value the innovation we’ve brought to our brands. Recently. Oscar Mayer P3 Portable Protein Pack and our refreshed Philadelphia soft cream cheese line have been well-received. Together with Heinz, we expect to make bigger and bolder bets on innovation based on real fact-based consumer insights.

Our brand portfolio and our people make Kraft what it is today, the fourth largest food and beverage player in North America. Scale is as important in North American food as it’s ever been and the transaction announced today represents a continuation of Kraft’s original mandate to create a scaled and stable food powerhouse in North America with the added benefit of an enviable international portfolio.

Since Kraft launched an independent company, the entire industry has faced headwinds and change has been continuous. To address these challenges head on, we’ve talked about accelerating the pace of change in the fast-evolving food and beverage landscape. In essence, we believe this transaction will allow us to accomplish our goals much faster than Kraft can on its own.

With that, I’d like to turn it over to Bernardo, who can share with you the journey of Heinz since its acquisition in 2013.

Bernardo Vieira Hees

Chief Executive Officer, H.J. Heinz Co.

Thank you, John.

Like Kraft, all of you are familiar with Heinz. Still, it’s been almost two years since Heinz was a public company. And I would like to remind everyone of this iconic enduring company and also to talk a bit about what we have accomplished since the transaction in 2013. Heinz, like Kraft, has an outstanding portfolio of brands. On the right side of the page, you see our top 15 brands. The Heinz brand itself is a core, obviously, in ketchup where Heinz is the number-one brand globally but also in beans and soups in the UK.

Strong international brands like ABC in Indonesia, Master in China, and Quero in Brazil make Heinz a truly global player with over 60% of its sales outside of North America. In addition, Heinz brings to the table significant exposure to growing emerging market which represents 25% of sales. Heinz’s experienced global leadership team have transformed into the one of the most profitable companies in the industry, and we believe that we can continue to have room to improve.

Let’s begin with our portfolio of brands. Everyone is familiar with Heinz Ketchup but the other brands you see here are locally dominant in a variety of attractive categories in developed and emerging markets. For example, Heinz Beans holds the number one position in UK. Plasmon holds the number one position in Italy, wet baby food. ABC holds number two position in Indonesia, soy sauce. And Master holds the third position in China, soy sauce, and so on.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Heinz today has also a truly international portfolio. As I mentioned earlier, over 60% of our sales are outside of North America. Additionally, 25% of sales are in emerging markets, a number that has grown dramatically over the last decade. That emerging market exposure is balanced and well -diversified over key geographies. This international exposure is really key to our long-term growth story and certainly, it will be important for the combined company going forward as we will soon discuss.

While you may already be familiar with the Heinz portfolio, we want to share with you our transformation since the acquisition in June 2013. We have accomplished a lot over that period, and it all began on day one when we announced our global leadership team. And when I say transformation, I mean, not just the C-level positions, but to all the every level of the organization. We identified the best leader for each position, supplementing the exceptional talent that was already part of Heinz with people from 3G affiliates and the industry. Since the acquisition, I’m proud to say we have promoted more than 1,400 people internally.

Next, we rolled out our vision and values globally. We are deeply committed to create a performance-driven culture where ownership is reinforced. For example, we implemented the global standard for reviewing monthly performance with individual performance targets for 3,500 of our white collars employees that we call the management by objectives system or MBOs.

All this has been translated into strong financial results. In 2014 alone, we realized $1 billion in operating improvement on a run rate basis, driving EBITDA margins from 18% at the time of the transaction to 26% in 2014. That represents year-over-year improvement in EBITDA of almost 40% in 2014 and positioned Heinz as one of the most profitable companies in the industry. We are proud of what we have accomplished already, but more importantly, we’re excited about the opportunities for ongoing improvement.

We have accomplished a lot on the cost side of the equation. And as I said before, we believe there is true opportunity there. But the other great opportunity in front of us is to return Heinz to its long-term historical growth profile. And we have a clear, well-defined strategy to execute on our growth plans.

First, we are increasing our commitment to marketing by reinvesting savings from some of our cost initiatives in the brands that we think can most profit from it. A very target approach to maximize the potential for our brands through profitable growth. In 2015, we are growing 18% on a working marketing dollars basis globally.

Second, we have refocused our strategic vision on innovation. In the past, innovation effort has been too diffuse and diluted, introducing lots of products to see what works with no focus on profitability. Our goal is to be an industry-leading innovation in the consumer food space, and we aim to deliver on this goal by focusing on big, bold bets.

Third, the majority of our revenue management initiatives and SKU rationalization in North America already happened in 2014, when we discontinued several promotions and products with low profitability. With these three pillars, we believe we can get back to Heinz’s historical growth profile.

As we move to slide 21, I present some of the innovation pipeline for the 2014-2015 mentioned on the last slide. Mustard as a line extension for Heinz on retail where we already are the leaders in foodservice; sriracha and jalapeño ketchup, expanding penetration on new occasions, especially breakfast and cold sandwich. And finally, hot sauces in Europe, our first ever Pan-European launch. Those are big and bold innovations.

With that, I will hand the call over to Alex and John to reveal the new Kraft Heinz Company.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Alex Behring da Costa

Chairman, H.J. Heinz Co.

Thank you, Bernardo.

When we showed you this slide before we told you that the Kraft Heinz Company was going to be a global food and beverage powerhouse, and now we are going to show you why.

The next slide illustrates our combined scale relative to other food and beverage players in North America. Kraft is currently the number four player. And the new Kraft Heinz will be the number three player with significant scale not only in North America but also globally. We will be one of the five largest food and beverage companies in the world. But the combination will create a player with scale not just in the North American consumer and retail channel, but also in the foodservice channel.

The new Kraft Heinz North American foodservice platform will have over $3 billion in sales, with particular strength in the advantaged front of the store offerings, meaning products that customers see and recognize as branded product such as a bottle of Heinz ketchup or a jar of Grey Poupon. This scale will give us increased relevance in the category and an opportunity to bring our brands to more consumers in more places across North America.

On slide 26, we see $1.5 billion in run rate cost savings. That is the size of the opportunity that we have identified at the combined company. And that is the number that we will deliver. We expect to extract meaningful savings on both the cost of goods sold and SG&A lines. On COGS, we will implement zero-based budgeting, rationalize the combined manufacturing footprint and integrate distribution networks. Additionally, the scale of the combined company will yield procurement savings. On SG&A, we will continue to pursue efficiencies and also intend to implement zero-based budgeting for our combined organization.

And this company will have quite a portfolio of billion-dollar brands, eight billion-dollar brands, to be exact, and another five with sales between $500 million and $1 billion. These brands are spread across a broad range of categories and geographies with particular strength in both the grocery and foodservice channels. Our brands will be synonymous with cheese, ketchup, cold cuts, cream cheese, lunch combos, nuts, and boxed dinners.

John T. Cahill

Chairman & Chief Executive Officer

Given the immense strength and reach of our brand portfolio, we see numerous opportunities for revenue synergies, which we think of in two types, domestic and international. In North America, the opportunities come primarily from the benefits of increased scale. Furthermore, we’re excited about the potential to revitalize our iconic brands with brand extensions and offerings that would be difficult to execute in each of these companies on a stand-alone basis.

And finally, as Alex discussed before, we will benefit from our scale and relationships across foodservice. But we’re most excited about the international opportunity. Kraft’s brands are already well-known across the globe. Our ambition is to leverage these equities by bringing the right brands to the right markets. Heinz is the perfect platform to enable Kraft to execute in its obvious right-to-win categories across the globe.

To illustrate the global reach of the combined company, consider that 34% of our combined sales will come from international markets with 24% outside North America. Europe will comprise approximately 10% of the combined business with APAC and the rest of the world contributing 14%.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

You’re about to see why this international exposure is critical. As many of you remember, when Kraft and Mondelēz separated, the two companies entered into a number of licensing agreements, which among other things, temporarily restricted Kraft’s ability to bring certain brands to certain international markets over a period of years. However, as these restrictions expire, there will be ample opportunity to market certain brands overseas, particularly in Central and South America and in Europe. The potential is already there. And the combination with Heinz allows us to realize that potential in the very near term.

To better illustrate this point, consider the 14 international markets in which the Kraft brand has at least 80% brand awareness. These aren’t just any markets. These are large and growing countries spread around the globe. But most importantly, in 13 of these 14 countries, Heinz already has meaningful go-to-market infrastructure, particularly in the UK, Australia, Italy, China, Brazil, and Indonesia. Clearly, there is much to be excited about here.

Alex?

Alex Behring da Costa

Chairman, H.J. Heinz Co.

We believe that Berkshire Hathaway and 3G Capital are the perfect partners for Kraft. First, both Berkshire and 3G Capital are long-term-oriented investors with shared vision and common values. You can bet that we will always act in the best long-term interest of Kraft shareholders because this will be a long-term interest in which we’re deeply invested.

Berkshire Hathaway’s track record of long-term value investing behind enduring consumer brands is a matter of public record. As for 3G, investors have gotten to know our group more over the last several years through our leadership in iconic global consumer companies, including AB InBev, Restaurant Brands International and Heinz.

Both Berkshire and 3G look for strong enduring brands and they seek to build and grow these brands through both meaningful operational improvements and a focus on execution. Importantly, while we think of ourselves as long-term holders, we are also decisive and will quickly execute on a transformation of the combined company that will create meaningful near-term value for Kraft shareholders.

In conclusion, we want to reiterate how deeply excited we are about this combination. The tremendous opportunities this will create for the combined company and the potential upside for all of our constituents. We look forward to keeping you updated as we move forward with the exciting transformation of these two great companies.

We thank you for joining us this morning and we will now open up the line for Q&A. Operator?

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from Andrew Lazar with Barclays. Your line is open.

Andrew Lazar Barclays Capital, Inc.	Q

Morning, everybody.

Christopher M. Jakubik Vice President-Investor Relations	A

Morning, Andrew.

John T. Cahill Chairman & Chief Executive Officer	A

Morning.

Andrew Lazar Barclays Capital, Inc.	Q

Morning. Two questions from me if I could. The first one really gets to – in looking at some of the results at Heinz over the last 18 months, two years, we’ve certainly seen the – I guess nothing short of staggeringly successful margin progress that you’ve made. The top line hasn’t probably been exactly where you would have wanted it, so I think a lot of investors still maybe are a bit – maybe skeptical that this sort of a margin opportunity can be consistent with still growing the top line to some extent over time. So, perhaps if you could address that a little bit and then I’ve got a follow-up.

Bernardo Vieira Hees Chief Executive Officer, H.J. Heinz Co.	A

Hi, Andrew. It’s Bernardo. Thank you for the question. As you mentioned, you’re right, we have more expansion on the margins coming from the cost side and synergies than from the top line. It’s also worth to mention that when you think about organically, 2014 have one less week than 2013. And even with that, we went, like I mentioned during the presentation, through a lot of SKU rationalizations really getting out of some segments and products that had no profitability.

And so – and we are adjusting the portfolio from a top-line standpoint. And we’re also experiencing North America, the SAP implementation at the end of the first quarter 2014 that took us longer to recover from a service standpoint, okay?

So, when we add all those one-offs and so on, and given the innovation pipeline we’re putting in place now for 2015, and the backing we were having in marketing with all the initiatives, we’re really very confident of coming back to the start of growth of Heinz. I think a lot of what we have seen in 2014, like I mentioned before, has been one-off. So, that’s important to mention.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Andrew Lazar Barclays Capital, Inc.	Q

Thank you for that additional color. I appreciate it. And then the follow-up would be it’s a little preliminary, I certainly understand, but as you think about this new portfolio together, one question that comes up is are all the pieces and brands that you have necessarily the right fit for this portfolio going forward? Some will be in different temperature states or different parts of the store that perhaps fit less well.

You’ve also got an interesting environment right now where, as you know, you know, pretty lofty multiples are being paid for certain assets that might have more value to others over time. So I’m just trying to get a sense of where you stand on that. Is the portfolio one that you’ll still do some analysis on to see if, in fact, everything fits or whether value can be extracted perhaps in other ways whether it’s divestitures, things like that?

John T. Cahill Chairman & Chief Executive Officer	A

Andrew, it’s John. I’ll take that question. Alex and I spent a lot of time on that subject as part of my new role in the operations and strategy group with the board will be looking carefully at the entire portfolio. Suffice it to say that we keep bragging about these brands all of them. And as you say, the world is an active place, and we certainly are attentive to what’s happening in it. And we’ll see what happens over time, but right now, the focus is with Bernardo and Alex is on the brands that we have and making the best of those operating them day-to-day.

Andrew Lazar Barclays Capital, Inc.	Q

Thanks for your time.

John T. Cahill Chairman & Chief Executive Officer	A

Alex, do you want to add?

Alex Behring da Costa Chairman, H.J. Heinz Co.	A

No.

John T. Cahill Chairman & Chief Executive Officer	A

Yeah. Okay, good.

Operator: Our next question comes from Ken Goldman with JPMorgan. Your line is open.

Kenneth B. Goldman JPMorgan Securities LLC	Q

Hi. Thanks. It’s always dangerous when I ask an accounting question, but here it goes. When you refinance the preferred – right now that preferred dividend does not flow through the P&L, I believe. But if you refinance it at investment grade, you’re flowing that interest expense through the P&L. So, even on a cash basis, it helps. On an EPS basis, that particular part of the refinancing is going to hurt the EPS. Is that correct?

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Paulo Luiz Araújo Basílio Chief Financial Officer, H.J. Heinz Co.	A

Yeah, that’s correct. If you think about – we always think about the cash base, so – as EPS is a proxy of cash to the shareholders, so what’s going to happen when we refi the prefer is that in terms of the cash, we’re going to save around $450 million to $500 million in cash annually for the company.

Kenneth B. Goldman JPMorgan Securities LLC	Q

Okay. And then I wanted to just dig down a little bit. I wasn’t quite sure what you were getting at when you were talking about Mondelēz holding some of the Kraft business. And I understand that relationship as it is now. Were you suggesting sort of the – that you can kind of buy back, potentially, those businesses or looking to buy them back or restart the brands? Can you just add a little color as to what you were hinting at with that, if I could get there?

John T. Cahill Chairman & Chief Executive Officer	A

Sure. Not – Ken, not at all suggesting buying back those businesses. The fact of the matter is we – if you go back to the separation agreement and look deep into the Form 10, you will see that many of the trademarks revert to Kraft over time, some have and through up to 2020. And so, the good news is, we have plenty of runway right now in some of these markets, and that runway will be extended further as these brands come back to us during that timeframe.

Kenneth B. Goldman JPMorgan Securities LLC	Q

Thanks. And clearly, I have not gone into the Form 10 deep enough.

John T. Cahill Chairman & Chief Executive Officer	A

Okay.

Kenneth B. Goldman JPMorgan Securities LLC	Q

Thanks very much.

John T. Cahill Chairman & Chief Executive Officer You’re welcome.	A

Operator: Our next question comes from Bryan Spillane with Bank of America. Your line is open.

Bryan Spillane Bank of America Merrill Lynch	Q

Hi. Good morning. I’ve got two questions, one just, I guess, a clarification. When we talk about the transaction being accretive by 2017, is it accretive to what Kraft shareholders own currently? So, Kraft shareholders own 100% of some earnings estimate for 2017. So, is 49% of what they’ll own in the future, is it accretive to that value or is it accretive to the current sort of consensus for 2017 but you own a smaller stake? Hope that’s clear.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Alex Behring da Costa Chairman, H.J. Heinz Co.	A

Bryan, it’s Alex. What we implied on that statement is that this transaction is accretive to Kraft’s internal plans on a going-forward basis.

Bryan Spillane Bank of America Merrill Lynch	Q

Okay. Okay. And then I guess as a follow-up to Ken’s question, in terms of the licenses reverting, are there any other assets that go with those or are they just licensed brands? So, are there manufacturing plants today that are producing some of those products in market and when those licenses revert back, do the manufacturing plants come back with it, or just trying to understand how you’d go-to-market if you don’t have manufacturing plants in some of those markets?

John T. Cahill Chairman & Chief Executive Officer	A

No. It’s – Bryan, to answer your question, it’s the licenses alone. So, other assets, no. The good news is that Heinz has plenty of assets around the world, which we can use.

Bryan Spillane Bank of America Merrill Lynch	Q
Okay. Thank you.

Operator: Our next question comes from David Palmer with RBC Capital Markets. Your line is open.

David S. Palmer RBC Capital Markets LLC	Q

Good morning and congratulations to both companies. It looks like Heinz is a full 400-plus basis points better on EBIT margin than Kraft in spite of greater geographic spread and also a smaller-sized business for Heinz, overall. It looks like the synergies number you presented would get Heinz, the combined Heinz Kraft, up to the current level of Heinz currently. How much of the synergies that you stated are in fact what we would traditionally see improve where shared services and supply chain synergies? And then, is there a potential upside from perhaps to supplying the 3G way of managing the company? How would you characterize the savings and if there are upside to them? Thanks.

Bernardo Vieira Hees Chief Executive Officer, H.J. Heinz Co.	A

Hi, David. It’s Bernardo. Now, look, with all the information we share between the companies and so on, we came to our belief it’s an aggressive number of $1.5 billion in synergies. As Alex and John alluded during the presentation, there’s a lot of work to be captured by implementing not only zero-based budget but the combined structure in getting together to capture those synergies. But that’s the number we’re seeing to be capturing in the next few years.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

David S. Palmer RBC Capital Markets LLC	Q

And the reason I asked that is on the restaurant side, I see acquisitions happening, and your old company, Burger King, is applying this cost discipline to a new company with very little synergies, true synergies that we see in the packaged food space. So, in a way, there’s two different things going on here, they’re the disciplines and the way of doing business of 3G, and there are the traditional synergies and scale advantages that could happen with any traditional food deal. I’m just trying to grasp, trying to get a sense of how those would separate in your mind.

Bernardo Vieira Hees Chief Executive Officer, H. J. Heinz Co.	A

Yeah. Both things you mentioned are included in the $1.5 billion. Not only the share of best practice between the companies, but the synergies. They’re all-in in the $1.5 billion.

David S. Palmer RBC Capital Markets LLC	Q

Thank you very much.

Bernardo Vieira Hees Chief Executive Officer, H.J. Heinz Co.	A

Thank you.

Operator: Our next question comes from Jason English with Goldman Sachs. Your line is open.

Jason M. English Goldman Sachs & Co.	Q

Hey. Good morning, folks. Thanks for the question.

John T. Cahill Chairman & Chief Executive Officer	A

Good morning.

Jason M. English Goldman Sachs & Co.	Q

A lot of ground to cover. Let’s start with Heinz’s earnings stream. Just looking at the P&L and the progression throughout the year, you closed at a high note in terms of margins. Is there anything unique about the margin structure in the fourth quarter versus the rest of the year, or could we anchor that fourth quarter as a basis of go - forward profitability at Heinz?

Bernardo Vieira Hees Chief Executive Officer, H.J. Heinz Co.	A

No, I think the fourth quarter, we had some higher margin because of seasonality and some reversals that we had in the quarter. So, I think the full year is a better guidance for – is a better guidance, better level that you can see going forward.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Jason M. English Goldman Sachs & Co.	Q

And you point out very international business. FX has gone pretty crazy on us so far, year-to-date. How big of a headwind is that going to be in fiscal 2015 for the EBITDA stream on Heinz? And are there offsets for you?

Bernardo Vieira Hees Chief Executive Officer, H.J. Heinz Co.	A

Yeah. We are having a big headwind from the FX internationally, but we still expect EBITDA going up in 2015 versus 2014.
Jason M. English Goldman Sachs & Co.	Q

And that’s impressive. And then thinking about Kraft, you detailed some of the SKU rationalization, promotional rationalizations that you’ve executed at Heinz to get some of that margin expansion. And clearly, it’s come at the expense of some revenue, and presumably some EBITDA associated with that revenue. How – I imagine it’s still early, but as you look at Kraft, do you expect a similar sort of magnitude of corrective actions to be taken at Kraft?

Bernardo Vieira Hees Chief Executive Officer, H. J. Heinz Co.	A

No. I think, here – like you said, it’s still early. There is a lot for us to get to know both portfolios and so – but Kraft already has implemented a lot of revenue management initiatives and their agenda was already in place here. So, I don’t think it’s repeatable in that sense. It’s a different story.

Jason M. English Goldman Sachs & Co.	Q

Okay. And then last question, I’ll pass it on. The claw-back brands that Mondelēz is selling on right now, I believe that’s about eight years left, maybe seven-and-a-half years left on the vast majority of the revenue. And the last time we tried to cut math against this, we came up with retail sales of around $1.3 billion to $1.4 billion. Are we in the right ballpark there?

John T. Cahill Chairman & Chief Executive Officer	A

Jason, I don’t think – it’s just too early here for us to give you a sense of that. We’ve got our homework to do. We just wanted to point out to you and to the other investors what the opportunity is over time, but we’ve got more homework to do.

Jason M. English Goldman Sachs & Co.	Q

Okay. Very good. Thanks.
Operator: Our next question comes from Eric Katzman with Deutsche Bank. Your line is open.
Eric Richard Katzman Deutsche Bank Securities, Inc.	Q

Hi. Good morning, everybody.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

John T. Cahill Chairman & Chief Executive Officer	A

Good morning.
Christopher M. Jakubik Vice President-Investor Relations	A

Good morning.
Eric Richard Katzman Deutsche Bank Securities, Inc.	Q

Okay. A couple of just specific number questions and then more of a longer-term question. So, how should we think about with the refinancing of the preferred on a pro forma start basis, is the net debt going to be $28 billion or $20 billion?

Bernardo Vieira Hees Chief Executive Officer, H.J. Heinz Co.	A

The net debt of Heinz, if you think about it – today Heinz has around $10 billion to $11 billion net debt, $11 billion of net debt, so you’re going to add $ 8 billion, $8.5 billion to the private preferred, and the benefit of that is that today the dividend of the preferred is 9% and we have no tax benefit on that. And then when we refi, we’re going to have a lower rate and we have a tax benefit on that expense. That’s pretty much that.

Eric Richard Katzman Deutsche Bank Securities, Inc.	Q

And then you’re taking on obviously what Kraft has, so...
Paulo Luiz Araújo Basílio Chief Financial Officer, H.J. Heinz Co.	A

Right.
Eric Richard Katzman Deutsche Bank Securities, Inc.	Q

In total, it would be whatever…
Paulo Luiz Araújo Basílio Chief Financial Officer, H.J. Heinz Co.	A

That’s right. That would be around $28 billion. That’s right.

Eric Richard Katzman Deutsche Bank Securities, Inc.	Q

Okay. And then can you give some pro forma guidance on kind of where you see, for example, the CapEx and tax rate of this combined entity?

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Paulo Luiz Araújo Basílio Chief Financial Officer, H.J. Heinz Co.	A

We are not going to give like a guidance in terms of the tax rate of the combined entity. What I can tell is that for Heinz stand-alone, we expect to be in low 20s, like between 22% and 24%. So, I think it’s going to be easy to do the math.

Eric Richard Katzman Deutsche Bank Securities, Inc.	Q

Okay. And then, I guess the longer term question is like how should we think about after the synergies, or let’s say, if we’re sitting here in like 2017, what should be the growth goals or targets that investors should expect? You’re making a lot of talk about the growth opportunity which is probably surprising to a lot of investors. So, is it – do you think this should be a 3% to 4% sales growth company, ex-currency and mid-single-digit EBIT type of growth? How do you see this all kind of playing out?

Paulo Luiz Araújo Basílio Chief Financial Officer, H.J. Heinz Co.	A

We’re not going to have a guidance in terms of growth at this time. We don’t need that.
Alex Behring da Costa Chairman, H. J. Heinz Co.	A

The only thing to add on Paulo’s comment to be fair here, I think, with the combined company, like John alluded earlier, we’re going to have the leverage of the scale in North America and distribution by pulling these two companies with a strong go-to-market in North America. And we’re going to have the footprint and the distribution already existing on Heinz environment in international market.

When the brands get back to the possession of Kraft, we can start having to develop those products and lines in the international. So, having the scale in North America and having this international opportunity of these iconic brands to be developed, it’s quite exciting. And as Paulo mentioned, it’s not going to be a guidance number but we do believe there is a growth story to be captured in the future.

Eric Richard Katzman Deutsche Bank Securities, Inc.	Q

Okay. Last question and I’ll pass it on. Any sense as to what the cash cost of all of this is going to be?
Bernardo Vieira Hees Chief Executive Officer, H.J. Heinz Co.	A

Yeah. We’re expecting generally something around 1.25 times the synergies that we are expecting, that $1.5 billion. It’s pretty much that’s where – that’s close to the level we had at Heinz. So, that’s what the number that we are expecting.

Eric Richard Katzman Deutsche Bank Securities, Inc.	Q

Okay. Thank you. I’ll pass it on. Good luck.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Operator: Our next question comes from Robert Moskow with Credit Suisse. Your line is open.

Robert B. Moskow Credit Suisse Securities (USA) LLC (Broker)	Q

Hi. Thank you. I think one of the reasons the stock is expected to open up as much as it is, is that the market anticipates higher synergies than what you’re stating here. And I know it’s probably premature to talk about it, but maybe you could help us a little bit with capacity utilization kind of thoughts. Kraft has said that their assets are underutilized. Do you think Heinz’s manufacturing assets are still operating at low utilization rates or has the work that you’ve done over the last two years kind of improved that? Maybe you could help us think of it that way.

Bernardo Vieira Hees Chief Executive Officer, H.J. Heinz Co.	A

Hi, Rob. Like I mentioned before, we really believe we’re giving the right number here, and we have not only all the analysis of what the stand-alone companies can be leaner and so, but also the synergies combined to come with the $1.5 billion, so that is, as we believe, an aggressive target. It’s going to be really a lot of work and commitment from the teams to achieve that in the next two years. And to be quite frankly, we are all going to be very pleased to achieve those numbers if we’re able to succeed in the next few years in this effort. And we believe we have all the conditions to do so.

On the manufacturer’s side about Heinz, that was the second part of your question, we did go through a footprint exercise at Heinz. We moved our utilization rates from the low 40s to about the 65% that we’re running today. We should look at line by line, product by product these aggregate numbers don’t always tell you the whole story from an operation standpoint, but anyway, we’re going to go through the same exercise, but this is already embedded in the $1.5 billion, as I mentioned before.

Robert B. Moskow Credit Suisse Securities (USA) LLC (Broker)	Q

Okay, and maybe a quick follow-up. In the past, has there ever been a synergy target that you only just achieved in these businesses that you guys have bought? And I thought that you’ve always over achieved in the past.

Bernardo Vieira Hees Chief Executive Officer, H.J. Heinz Co.	A

Look, we have been in business for 30 years. So, there have been cases in the past that we just achieved, have been cases that we came very close, have been cases that we overachieved. So, we can’t say that all these studies and believe that we deep dive and work it really hard to go to the numbers. And there is more homework to be done for sure. But that is an aggressive target, and we don’t expect to overachieve.

Robert B. Moskow Credit Suisse Securities (USA) LLC (Broker)	Q

Thank you.
Operator: Our next question comes from Alexia Howard with Bernstein. Your line is open.
Alexia Jane Howard Sanford C. Bernstein & Co. LLC	Q

Good morning, everybody.

John T. Cahill Chairman & Chief Executive Officer	A

Good morning, Alexia.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Christopher M. Jakubik Vice President-Investor Relations	A
Hey, Alexia.
Alexia Jane Howard Sanford C. Bernstein & Co. LLC	Q

Three very short questions. The first one, are you able to tell us how dilutive this is likely to be to the Kraft earnings per share in the first year? I know it’s likely to be accretive once the cost synergies are realized by 2017. But that would be helpful.

And then the other question is really more about why not just take Kraft private? What was the thinking behind keeping this all out in the public domain for now? I would like to hear more about that.

And then finally, when did this set of negotiations start? I know that Kraft was announcing leadership changes as recently as mid-February. Could you maybe just tell us how quickly this came together? Thank you very much.

Paulo Luiz Araújo Basílio Chief Financial Officer, H.J. Heinz Co.	A

Hi. It’s Paulo. Regarding the accretion here, it’s normal, and we went through this. The first year is going to be a transition year, integration year. So, we don’t expect accretion in this year. So, in the second year when we start to see the synergies in the P&L, that’s the moment that we expect to be – the deal to be accretive. That’s just to answer the first part of the question. On top of that, we are always – also keeping – that’s important to mention – the dividends per share of Heinz today during all this period – of Kraft’s today during all the period.

Alex Behring da Costa Chairman, H. J. Heinz Co.	A

Alexia, it’s Alex. And to the second part of your question, I mean, we have operated in the public domain in what today is AB InBev since the last 25 years. And we like the combination of having a long-term anchor shareholders, having management that’s truly our partner and to have the public shareholders. We like the balance of having all those three constituents, and so we’re very happy that that’s an outcome in this combination.

John T. Cahill Chairman & Chief Executive Officer	A

And on the third question, Alex, I’ll take that, and you may want to also come in. Alex approached me at the very end of January. It was the first time we had a conversation, and those conversations picked up steam, I guess in the – I guess kind of the second half of February. And certainly, we, at Kraft, were developing our own plan, aggressive plan. And the good news is that the board is – obviously saw this opportunity as even more compelling than that plan. So that’s the – that’s how it unfolded.

Alexia Jane Howard Sanford C. Bernstein & Co. LLC	Q
Helpful. Thank you. I’ll pass it on.
Christopher M. Jakubik Vice President-Investor Relations	A
Okay. If we can take maybe one more question, that would be great.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

Operator: Thank you. Our next question comes from David Driscoll with Citi. Your line is open.

David Cristopher Driscoll Citigroup Global Markets, Inc. (Broker)	Q

Great. Thank you, and thank you for getting me in on the last question. So, on the $1.5 billion in synergies – I think this was asked a little before, but I just want to try again. Can you guys just explain how much of the $1.5 billion is due to the duplicative overlap of these two big giant food companies? I sort of think that that’s – how much of it is kind of the low-hanging fruit where you just put two big companies together, you’ve got duplicative functions, you take them out, and those are automatic kind of synergies. Is that half of the $1.5 billion?

Paulo Luiz Araújo Basílio Chief Financial Officer, H.J. Heinz Co.	A

Hi, David. This is Paulo. It’s difficult to separate and to allocate what is coming from synergies, what is coming from just the plan, the ZBB and all the other methodology that we have, and then we’re going to develop together with this company. I think it’s important, just to mention and to highlight, it will reinforce here that, in this number, we are considering all the synergies coming from footprints, all the synergies coming from ZBB, and all of the synergies, and also the efficiencies that we expect to get. We have all of these savings embedded in the $1.5 billion.

David Cristopher Driscoll Citigroup Global Markets, Inc. (Broker)	Q

Okay. John, kind of the last and big picture question here is really for you. Maybe others want to chime in, but a number of us have – we’ve covered Kraft for a very long time and, frankly, the scale argument just didn’t – never seemed to work out very well, and it led to the dissolution of old Kraft into the two components, and you were part of that process. So it was almost an admission at the time that scale just didn’t work. Why, post kind of the synergies that you get in the first few years, why does the reconstitution of U.S. or North American Kraft, plus the global operation, why does that work now with Heinz when it didn’t work with Mondelēz?

John T. Cahill Chairman & Chief Executive Officer	A

Well, David, I would say, first of all, as you recall, I came onboard at the time roughly of the separation, and I think we did pretty well and Kraft did pretty well at coming out of the chutes. And so, as I’ve indicated before, what we have not been thrilled about is some of our execution. We felt that we could be much better executors in the marketplace. And that’s across the board.

And so, our plan was to really focus on driving, much like 3G has done at Heinz, a much leaner organization with much better decision making. Fortunately, we have this transaction now where we’re bringing in management that can actually make this – have this happen deeper and faster. And we think the execution in the marketplace is absolutely critical for these brands.

Secondly, I don’t want to overestimate and I would encourage you not to underestimate the opportunity we have with these fabulous brands in these territories where we can just leverage the heck out of Heinz’s infrastructure. It is a magical combination.
And so, I think this company has a tremendous future. I think scale works when you operate it well. That’s my view.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

David Cristopher Driscoll Citigroup Global Markets, Inc. (Broker)	Q

Okay. Thank you so much.

Operator: Thank you. That concludes our question-and-answer session. I would now like to hand the call back to Chris Jakubik for closing remarks.

Christopher M. Jakubik

Vice President-Investor Relations

Actually, let me hand it off to Alex Behring. Thanks.

Alex Behring da Costa

Chairman, H.J. Heinz Co.

Thank you so much for joining us today. This is a transformative transaction for the industry with tremendous opportunities and we look forward to updating you on our progress in the coming months.

Christopher M. Jakubik

Vice President-Investor Relations

Thanks very much and have a great day.

Alex Behring da Costa

Chairman, H.J. Heinz Co.

Thank you.

Operator: Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program. You may all disconnect. Everyone, have a great day.

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Kraft Foods Group, Inc. (KRFT)	Corrected Transcript
H.J. Heinz Company and Kraft Foods Group, Inc Merger Call - Investor Call	25-Mar-2015

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